May 15, 2023

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Masimo Corporation
Preliminary Proxy Statement filed May 2, 2023
Filed by Politan Capital Management et al.
File No. 001-33642

Dear Ms. Chalk:

This letter, which is being submitted on behalf of Politan Capital Management LP and the other filing persons named in the above referenced preliminary proxy statement on Schedule PREC14A filed on May 2, 2023 (the “Preliminary Proxy Statement”, and such all such persons, the “Participants”), responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated May 10, 2023 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. Today, the Participants have filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For convenience of reference, we have also included in each case the text of the applicable comment from the Comment Letter in bold face type immediately before the response thereto.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement filed by Politan Capital Management LP et al.

Introduction, page 2

1.	Refer to the following statement in the second to last paragraph on page 2 of the proxy statement: “Your vote to elect the Politan Nominees will have the legal effect of replacing two incumbent directors of the Company.” Revise to clarify that such

May 15, 2023

legal effect will result only if the Politan Nominees receive sufficient votes to be elected to the Board.

In response to the Staff’s comment, the Participants have revised the disclosure on page 2 of the Revised Preliminary Proxy Statement and in the opening paragraph of the section entitled “Proposal One – Election of Directors” on page 14 of the Revised Preliminary Proxy Statement to clarify that such legal effect will result only if the Politan Nominees receive sufficient votes to be elected to the Board.

2.	Refer to footnote 1 on page 2, in which the Politan Parties undertake to file revised proxy materials with the SEC once the Company provides certain information in its own proxy statement. Revise to undertake to disseminate your supplemental proxy materials in the same manner as the initial proxy statement.

In response to the Staff’s comment, the Participants note that the Company filed its proxy statement on May 12, 2023, and the Participants have included certain additional information and disclosure from the Company’s proxy statement in the Revised Preliminary Proxy Statement (such that (the prior) footnote 1 is no longer relevant and has been deleted).

3.	Significant portions of the information required by Schedule 14A have been omitted from the proxy statement in anticipation of the Company filing its own proxy statement. This includes information such as the identity of the Company’s nominees and the specific proposals to be voted on at the annual meeting, along with Politan’s voting recommendations on such matters. Please revise the preliminary proxy statement to include such information as it becomes available.

In response to the Staff’s comment, the Participants note that the Company filed its proxy statement on May 12, 2023, and the Participants have included the additional information and disclosure from the Company’s proxy statement in the Revised Preliminary Proxy Statement.

Background of the Solicitation, page 6

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Please generally revise the disclosure throughout the proxy statement accordingly.

While we believe the prior disclosure was supported by reasonable factual basis, we have nevertheless revised the disclosure to address the Staff’s comment.

May 15, 2023

Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:

•	“[T]he Bylaw Amendments imposed … unprecedented disclosure requirements on nominating Stockholders that are investment funds…” (page 6)

The Participants hereby confirm that they will revise the above referenced disclosure in any future filings to read as follows:

“[T]he Bylaw Amendments imposed new disclosure requirements on nominating Stockholders that are investment funds…”

•	“Our nominees will provide … fresh thinking and Stockholder alignment.” (page 14)

The Participants hereby confirm that they will revise the above referenced disclosure in any future filings to read as follows:

“We believe that our nominees will … bring financial, industry-related, and corporate governance experience and expertise to the Board.”

•	“[T]he Company has taken measures to … prevent meaningful change in the policies and practices that can put the Company on a path to maximize value for all Stockholders.” (page 14)

The Participants hereby confirm that they will revise the above referenced disclosure in any future filings to read as follows:

“[T]he Company has taken measures to entrench the current Board and, in our opinion, prevent improvements in corporate governance and decision-making process that we believe can put the Company on a path to maximizing value for all Stockholders.”

The Participants respectfully refer the Staff to the disclosure on page 7 stating our contention that the Board’s failure to disable the Director Change of Control Provisions of the Employment Agreement entrenched the current Board members and constituted a breach of the Board’s fiduciary duties.

5.	We note the following statement on page 13 of the proxy statement: “The Nomination and Proposal Notice also included a proposal to approve the repeal of each provision of, or amendment to, the Company’s Bylaws that the Board adopted without the approval of Stockholders subsequent to February 5, 2023, which is the date of the most recent publicly available amendment and restatement of the Bylaws, and up to and including the date of the 2023 Annual Meeting.” Our understanding from disclosure elsewhere in the proxy statement is that the proposal

May 15, 2023

is to approve the repeal of bylaw amendments adopted after April 20, 2023, rather than February 5, 2023. Please revise or advise.

In response to the Staff’s comment, the Participants have revised the reference to the date of the Company’s most recent publicly available amendment to the Bylaws to April 20, 2023 on page 12 of the Revised Preliminary Proxy Statement.

Reasons for the Solicitation, page 14

6.	Revise generally to explain what specific changes your nominees will attempt to institute at the Company if one or more is elected to the Board.

In response to the Staff’s comment, the Participants have included additional disclosure in the Reasons for Solicitation section on page 13 of the Revised Preliminary Proxy Statement. We note that the Politan Nominees have no predetermined specific plans and that, if elected, they will comprise a minority of the Board and will only be able to act with the consensus of other directors.

Proposal One: Election of Directors, page 15

7.	Provide dates for all of the positions held by Quentin Koffey listed on page 16 of the proxy statement.

In response to the Staff’s comment, the Participants have provided dates for all of the positions held by Quentin Koffey in the section entitled “Proposal One – Election of Directors” on page 15 of the Revised Preliminary Proxy Statement.

Voting and Proxy Procedures, page 26

8.	Given that shareholders may vote for the nominees of either soliciting party on either proxy card, revise to explain what you mean by the following statement: “We believe the best opportunity for both of the Politan Nominees to be elected is by voting on the BLUE universal proxy card.”

In response to the Staff’s comment, the Participants have removed the language from page 27 of the Revised Preliminary Proxy Statement and revised the remaining disclosure accordingly.

9.	We note the bold-faced disclosure here that if a shareholder marks more than two “FOR” boxes with respect to nominees for election as director, that shareholder’s vote on this proposal will be invalidated. Expand to state the treatment of proxies that vote “FOR” only one nominee. See Rule 14a-19(e)(7).

May 15, 2023

In response to the Staff’s comment, the Participants have included the following revised language on page 27 of the Revised Preliminary Proxy Statement to state the treatment of proxies that vote “FOR” only one nominee, as is required by Rule 14a-19(e)(7):

“IF YOU MARK ONLY ONE “FOR” BOX WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE SO MARKED.”

10.	Explain in the proxy statement what Politan will do with proxies received containing votes for the Company’s nominees or on matters other than the election of directors if Politan abandons its solicitation.

In response to the Staff’s comment, the Participants have included the following revised language on page 27 of the Revised Preliminary Proxy Statement to address the treatment of proxies received containing votes for the Company’s nominees or on matters other than the election of directors if Politan abandons its solicitation:

“With respect to votes cast in favor of the Company’s nominees or on matters other than the election of directors, in the event that the Record Stockholder withdraws its nomination of either of the Politan Nominees or abandons its solicitation, the Politan Parties will still submit such votes to the independent inspector.”

Votes Required for Approval, page 27

11.	We note your disclosure that the approval of proposals three, four and seven “is expected to require the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at the 2023 Annual Meeting,” and the approval of proposal five “is expected to require the affirmative vote of a plurality of the shares present or represented by proxy and voting at the 2023 Annual Meeting.” However, Section 7(6) of the Bylaws states that “[e]xcept as otherwise provided by law, the Amended and Restated Certificate of Incorporation of the Corporation, or these Bylaws, all matters other than the election of directors shall be determined by a majority of the votes cast affirmatively or negatively.” Please revise or advise.

We note that legal practice on the appropriate voting standard, as regards the proposal on the frequency of future advisory resolutions to approved named office compensation, has been divided as to whether a majority vote standard under a company's bylaws and applicable state law applies, or alternatively, if a plurality voting standard is more applicable in light of the non-binding, advisory nature of the proposal and practicalities of a plurality voting standard for a vote with three options. We further note that the Company chose a plurality standard for this proposal in its 2017 proxy statement despite having the same provision in Section 7(6) of the Bylaws at that time. Given that there are

May 15, 2023

more than two options for voters to choose from, the Participants believe that it makes more logical sense to choose a plurality standard over a majority standard. The Company also included a plurality standard for proposal five in its proxy statement filed on May 12, 2023.

Solicitation of Proxies, page 29

12.	We note the disclosure here that the terms of engagement with D.F. King provide that Politan may “in its discretion, agree to pay an additional success fee to D.F. King in an amount to be determined by Politan.” Please clarify whether the $4,000,000 figure for the costs of this solicitation included in the last paragraph on page 29 includes this additional amount that may be paid. In addition, revise to state the criteria upon which Politan will make the determination whether to pay such additional amount, and provide a ceiling or a range for the additional amount that may be paid (if not included in the $4,000,000 figure). See Item 4 of Schedule 14A.

In response to the Staff’s comment, the Participants have included additional disclosure in the Solicitation of Proxies section on page 31 of the Revised Preliminary Proxy Statement. Based on the engagement agreement between Politan and D.F. King, it is within Politan’s sole discretion to determine whether such a success fee is warranted in light of the performance by D.F. King of its services thereunder. We advise you on a supplemental basis that any success fee would be a reasonable amount.

13.	Refer to the last paragraph on page 29. State the amount of the legal fees and other costs incurred by the Politan Parties in connection with its litigation with the Company, and for which it will seek reimbursement from the Company. Note whether additional legal fees are being incurred in the litigation. In addition, we note your reference to the defined term “Court of Chancery Litigation,” but you do not define that term.

In response to the Staff’s comment, the Participants have included additional disclosure in the Solicitation of Proxies section on page 31 of the Revised Preliminary Proxy Statement.

Stockholder Nominations and Proxy Access, page 31

14.	Refer to the second to last paragraph in this section on page 31. It is not clear whether the Company’s own advance notice provisions require shareholders to provide all of the information to be provided in the notice required by Rule 14a-19(b). Please revise to disclose the deadline in Rule 14a-19(b)(1) for providing the information specified in Rule 14a-19(b)(2) and (3).

May 15, 2023

In response to the Staff’s comment, the Participants have included additional disclosure in the Stockholder Nominations and Proxy Access section on page 33 of the Revised Preliminary Proxy Statement.

Proxy Card, page 33

15.	The proxy card included with the preliminary proxy statement should be clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

In response to the Staff’s comment, the Participants have included additional disclosure in the proxy card included with the Revised Preliminary Proxy Statement to clarify that it is a preliminary version.

May 15, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard M. Brand

Via-E-mail:

cc: Quentin Koffey, Managing Partner and Chief Investment Officer, Politan Capital
Management LP